Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-254500

April 24, 2023

Crown Castle Inc.

$600,000,000 4.800% Senior Notes due 2028

$750,000,000 5.100% Senior Notes due 2033

April 24, 2023

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated April 24, 2023, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 19, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle Inc.

Security Description:	4.800% Senior Notes due 2028 (the “2028 Notes”) 5.100% Senior Notes due 2033 (the “2033 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Positive) by Moody’s / BBB (Stable) by S&P / BBB+ by Fitch (Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	2028 Notes: $600,000,000 2033 Notes: $750,000,000

Gross Proceeds:	2028 Notes: $598,638,000 2033 Notes: $749,355,000

Maturity Date:	2028 Notes: September 1, 2028 2033 Notes: May 1, 2033

Coupon:	2028 Notes: 4.800% 2033 Notes: 5.100%

Benchmark Treasury:	2028 Notes: 3.625% due March 31, 2028 2033 Notes: 3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	2028 Notes: 100-03+; 3.600% 2033 Notes: 99-29; 3.511%

Spread to Benchmark Treasury:	2028 Notes: T + 125 basis points 2033 Notes: T + 160 basis points

Price to Public:	2028 Notes: 99.773% of principal amount 2033 Notes: 99.914% of principal amount

Yield to Maturity:	2028 Notes: 4.850% 2033 Notes: 5.111%

Interest Payment Dates:	2028 Notes: March 1 and September 1, commencing September 1, 2023 2033 Notes: May 1 and November 1, commencing November 1, 2023

Record Dates:	2028 Notes: February 15 and August 15 2033 Notes: April 15 and October 15

Make-Whole Call:

2028 Notes: Prior to August 1, 2028 (1 month prior to the maturity date of the 2028 Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2033 Notes: Prior to February 1, 2033 (3 months prior to the maturity date of the 2033 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:

2028 Notes: At any time on or after August 1, 2028 (1 month prior to the maturity date of the 2028 Notes)

2033 Notes: At any time on or after February 1, 2033 (3 months prior to the maturity date of the 2033 Notes)

Trade Date:	April 24, 2023

Settlement Date:	April 26, 2023 (T+2)

Use of Proceeds:

We expect to receive net proceeds of approximately $1.334 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay outstanding indebtedness under the Revolver and pay related fees and expenses.

CUSIP:	2028 Notes: 22822V BB6 2033 Notes: 22822V BC4

ISIN:	2028 Notes: US22822VBB62 2033 Notes: US22822VBC46

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Manager:	Huntington Securities, Inc.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll free) at 1-888-603-5847, BofA Securities, Inc. (toll free) at 1-800-294-1322, Credit Agricole Securities (USA) Inc. (toll free) at 1-866-807-6030, Morgan Stanley & Co. LLC (toll free) at 1-866-718-1649, Scotia Capital (USA) Inc. (toll free) at 1-800-372-3930 and SG Americas Securities, LLC (toll-free) at 1-855-881-2108.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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